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                            UNITED STATES                   OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION   OMB Number: 3235-0058
                        WASHINGTON, D.C. 20549         Expires: January 31, 2002
                                                       Estimated average burden
                             FORM 12b-25               hours per response...2.50
                       NOTIFICATION OF LATE FILING
                                                          SEC FILE NUMBER
                                                             0--16715
                                                            CUSIP NUMBER
                                                             71921H158

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X Form 10-Q __ Form N-SAR

                 For Period Ended: March 31, 2000
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type

   NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

PhoneTel Technologies, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

North Point Tower, 7th Floor   1001 Lakeside Avenue
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Address of Principal Executive Office (Street and Number)

Cleveland, OH  44114-1195
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

The Registrant has discovered a possible issue with respect to the timing of the effective date of certain documents related to the issuance of stock options which could have an impact on the Registrant's reported financial results for the quarter ended March 31, 2000.

The subject report could not be filed without unreasonable effort or expense because additional time is needed to consult with the Registrant's attorneys and independent accountants regarding the appropriate legal and accounting treatment, and additional time may be required to make the appropriate changes, if any, to the Registrant's Form 10-Q for the quarter ended March 31, 2000.

                                   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
                                   COLLECTION OF INFORMATION CONTAINED IN THIS
(ATTACH EXTRA SHEETS IF NEEDED)    FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                   NUMBER.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Don Paliwoda                   (216)              875-4303
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
          X Yes   __ No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment A incorporated by reference into this Form 12b-25.
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                             PhoneTel Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 15, 2000                    By /s/  Richard P. Kebert
    --------------------               ----------------------------------------
                                             Richard P. Kebert
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                           PHONETEL TECHNOLOGIES, INC.
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                       FOR THE PERIOD ENDED MARCH 31, 2000


                                  ATTACHMENT A



This Attachment A includes this page and a draft of the Registrant's Consolidated Statements of Operations (Unaudited) for the quarters ended March 31, 1999 and 2000. The following is a narrative of significant changes in results of operations in 2000 from the corresponding period of the preceding year.

The Registrant's first quarter 2000 revenues decreased by $3,756, or 19.0%, due to a reduction in the average number of pay telephones operated by the Registrant and as a result of competition in the marketplace. Costs and expenses decreased by $6,286, or 24.9%, due to the decrease in the average number of pay telephones and cost reduction initiatives of the Registrant. The loss from operations decreased from $5,468 in the first quarter of 1999 to $2,938 in the current quarter due primarily to the Registrant's cost reductions. The net loss in the first quarter decreased by $5,196, or 48.6% due to the decline in loss from operations and the reduction in interest expense. Interest expense declined by $2,654, or 50.2%, as a result of the conversion of the Registrant's $125 million 12% Senior Notes to Common Stock on November 17, 1999, the date the Registrant consumated its prepackaged plan of reorganization and emerged from its Chapter 11 proceeding.
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                      PHONETEL TECHNOLOGIES, INC
                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                             ATTACHMENT A


CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
-------------------------------------------------------------------------------

                                                             PREDECESSOR           SUCCESSOR
                                                               COMPANY              COMPANY
                                                          ------------------   ------------------

                                                             (UNAUDITED)          (UNAUDITED)
                                                            THREE MONTHS         THREE MONTHS
                                                                ENDED                ENDED
                                                           MARCH 31, 1999       MARCH 31, 2000
                                                          ------------------   ------------------


REVENUES:
    Coin calls                                              $     10,411          $      8,342
    Non-coin telecommunication services                            9,362                 7,579
    Other                                                             10                   106
                                                            ------------          ------------
                                                                  19,783                16,027
                                                            ------------          ------------


COSTS AND EXPENSES:                                               25,251                18,965
                                                            ------------          ------------
       Loss from operations                                       (5,468)               (2,938)
                                                            ------------          ------------

OTHER INCOME (EXPENSE):
    Interest expense                                              (5,285)               (2,631)
    Interest and other income                                         65                    77
                                                            ------------          ------------
                                                                  (5,220)               (2,554)
                                                            ------------          ------------

NET LOSS                                                    ($    10,688)         ($     5,492)
                                                            ============          ============


Earnings per share calculation:
Net loss                                                    ($    10,688)         ($     5,492)
    Preferred dividend payable in kind                                (4)                   --
    Accretion of 14% Preferred to its redemption value              (382)                   --
                                                            ------------          ------------

Net loss applicable to common shareholders                  ($    11,074)         ($     5,492)
                                                            ============          ============

Net loss per common share, basic and diluted                ($      0.59)         ($      0.54)
                                                            ============          ============

Weighted average number of shares, basic and diluted          18,754,133            10,188,630
                                                            ============          ============